

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-mail
William B. Wylie
President
Kleangas Energy Technologies, Inc.
8110 Ulmerton Rd.
Largo, FL 33771

> **Re: Kleangas Energy Technologies, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed April 29, 2013**
> **File No. 333-185280**

Dear Mr. Wylie:

We have reviewed your response to our prior comment letter to you dated April 18, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 2, and we do not agree that OTC Pink is an existing market on which to base the market price. Based on the disclosure that your common stock is quoted on OTC Pink, the common stock must be offered at a fixed price for the duration of the offering. Please revise the offering price disclosure on pages 1 and 5 and the plan of distribution on page 25 to remove any language indicating that shares will be sold at the fixed price until a market develops and then at the prevailing market price.

2. Please update the financial statements and related disclosures included in your Form S-1 registration statement, as necessary, to comply with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 3

3. We note your response to our prior comment 5, and we reissue. We note that you are seeking financing of at least $1.5 million that will enable you to continue to meet your capital needs for 2013 and you characterize this amount as a fundraising goal. Please also disclose the minimum amount of financing that you need in order to advance your business plan beyond its current state. To the extent you will need the entire $1.5 million or approximately that much, please revise your disclosure accordingly. We note, for example, that many of the milestones you discuss in your plan of operation require at least $200,000 in financing. We note your disclosure in this section that you need at least

$200,000 in financing in order to begin paying salaries and rent but there is no indication that $200,000 is the minimum amount needed to advance your business plan. Please revise.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
       Barry J. Miller, Esq.